SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

Amendment 1
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM to

COMMISSION FILE NUMBER: 1-11802

QUEBECOR WORLD (USA) INC.
401(k) PLAN

QUEBECOR WORLD (USA) INC.
291 State Street
North Haven, CONNECTICUT 06473
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

203-532-4200
(Registrant's telephone number, including area code)

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003	4
Notes to Financial Statements	5-10

Supplemental Schedule:*
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2004	11

Exhibit
Exhibit 23 Consent of KPMG LLP	12

*Certain supplemental schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Report of Independent Registered Public Accounting Firm

The Trustees and Participants
Quebecor World (USA) Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 8, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
	2004	2003
Investments, at fair value:
Mutual funds	$332,957,151	$256,817,925
Common/collective trust	245,413,287	292,215,657
Quebecor World Inc. Stock Fund	5,839,892	6,942,878
Cash	47,410	475,602
Participant loans	31,844,338	34,414,499
Total investments	616,102,078	590,866,561

Receivables:
Employer contributions	316,541	332,389
Employee contributions	886,246	822,182
Total receivables	1,202,787	1,154,571

Net assets available for benefits	$617,304,865	$592,021,132
See accompanying notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004 and 2003
	2004	2003
Additions:
Investment income:
Dividends and interest income	$18,769,057	$15,870,853
Net appreciation in fair value of investments	34,787,154	69,314,226
Total investment income	53,556,211	85,185,079
Contributions:
Employer	3,444,874	12,744,027
Employee	35,327,355	39,579,888
Total contributions	38,772,229	52,323,915
Transfers from other plan	2,350	0
Total additions	92,330,790	137,508,994
Deductions:
Benefits paid to participants	(66,739,226)	(46,727,420)
Transaction charges	(307,831)	(385,638)
Total deductions	(67,047,057)	(47,113,058)
Net increase in net assets	25,283,733	90,395,936
Net assets available for benefits:
Beginning of year	592,021,132	501,625,196
End of year	$617,304,865	$592,021,132
See accompanying notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2004 and 2003

(1)     Description of Plan

The following is a general description of the Quebecor World (USA) Inc. 401(k) Plan (the Plan). Employees should refer to the Plan document for a more complete description of the Plan's provisions.

(a)     General

The Plan is a defined contribution plan that was established on July 1, 1991. The purposes of the Plan are to help provide non-unionized participants and members of a participating bargaining unit (PBU) of Quebecor World (USA) Inc. (the Company and Plan Sponsor) and its affiliates with benefits for their retirement. Non-union, full-time permanent employees are eligible to participate in the Plan upon his or her first hour of service and upon attaining the age of 18; and non-union, part-time employees can participate following the completion of 1,000 hours of service or one year of service, whichever comes first, and upon attaining the age of 18. PBU employees shall become eligible on the entry date on which the employee satisfies the eligibility requirements set forth in the relevant collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company is the administrator of the Plan. Putnam Fiduciary Trust Company is the trustee and custodian of the Plan's investments.

(b)     Contributions

Effective July 1, 2002, non-union participants may contribute up to 50% of pre-tax annual compensation subject to certain limitations, as defined in by the Plan. Prior to July 1, 2002, non-union participants may have contributed up to 15% of their pre-tax annual compensation subject to certain limitations, as defined by the Plan. Members of a PBU may contribute as permitted by the collective bargaining agreement applicable to the employee. Non-union employees have an employer match equal to 50% of the employees' pre-tax contribution, up to a maximum contribution of $1,500 per plan year. Members of a PBU will have an employer match equal to the amount set forth in the collective bargaining agreement applicable to the employee.

Effective February 1, 2004, as part of a cost reduction initiative, the Company temporarily suspended employer matching contributions to the Plan except where required by collective bargaining agreements.

(c)     Participant Accounts

Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and the funds' earnings in which the participant elects to participate. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

(d)     Vesting

Participants hired on or after January 1, 2001 will become 100% vested after three years of service. Participants will automatically become 100% vested if they reach age 59-1/2, die, or become permanently disabled while employed with the Company or its participating affiliates. Participants hired before January 1, 2001 will become vested according to their respective merged plan's vesting schedules, which range from one to five years, as described in the Plan document.

(Continued)

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2004 and 2003

(e)     Forfeitures

Upon termination of service of a participant prior to full vestiture, the non-vested portion of the Company's contribution is forfeited and used to pay Plan expenses and/or applied to reduce future employer contributions.

(f)     Investment Elections

Participants may direct the investment of all contributions made to their account balance in any combination of the investment options available, in increments of 1%. Participants may change both their contribution percentage and investment options at any point of time. The investment options available to participants as of December 31, 2004 consisted of the following:

Harbor Capital Appreciation  –  The fund invests primarily in equity securities with above-average prospects for growth with an aim of long-term capital appreciation. The fund invests principally in common stocks, preferred stocks, rights, and depositary receipts of companies with market capitalization of at least $1 billion.

PIMCO Total Return Fund  –  Invests primarily in investment-grade debt securities, but may invest up to 10% of its assets in high-yield securities.

Morgan Stanley Institutional Fund (MSIF) Small Company Growth Portfolio  –  The fund invests primarily in growth-oriented equity securities of small companies with an aim of long-term capital appreciation. Market prices for such investments tend to fluctuate more than those of investments in larger, more established companies.

Putnam Retirement Ready Portfolios  –  Each Retirement Ready Portfolio has a different target date indicating when the portfolio's investors expect to retire and begin withdrawing assets from their accounts. The dates range from 2010 to 2045 in five-year intervals, with the exception of the Maturity Portfolio, which is designed for participants who are at or near retirement.

(Continued)

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2004 and 2003

All of the Retirement Ready Portfolios are diversified across an array of Putnam mutual funds that invest in different styles and include a mix of stocks, bonds, and capital preservation investments. The Portfolios can invest significantly in foreign securities, which involve certain risks, such as currency fluctuations, economic instability, and political developments.

Putnam Stable Value Fund  –  The fund invests mainly in investment-contracts or similar investments issued by insurance companies, banks, and other financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.

Putnam S&P 500 Index Fund  –  Funds are invested in stocks that comprise the Standard & Poor's 500 Composite Stock Price Index either directly or through collective investment trusts.

Putnam International Equity Fund  –  The Fund invests mainly in large and midsize international stocks targeting companies with established earnings growth.

Fidelity Diversified International Fund  –  The Fund invests primarily in non-U.S. securities, primarily in common stocks, and allocates investments across countries and regions considering size of the market in each country and region relative to size of the international market as a whole.

Neuberger & Berman Genesis Trust  –  Funds are invested primarily in stocks of companies with small market capitalizations.

Fidelity Equity Income Fund  –  Invests primarily in income-producing equity securities.

Quebecor World Inc. Stock Fund  –  The fund invests in the subordinated voting shares of Quebecor World Inc.

(g)     Participant Loans

An active participant may borrow against his or her vested account balance a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions. Participant loans are charged interest at a set rate of 1% plus the prime rate. Loan transactions are treated as a transfer between the investment fund and the loan fund.

(h)     Benefits

Upon termination of employment, death, attainment of age 59-1/2, or certain hardships, as defined by the Plan, participants may elect to withdraw amounts from the Plan. Additionally, a participant may withdraw up to a 100% of his or her rollover balance at any time.

(i)     Plan Expenses

The Plan shall pay reasonnable administrative expenses of the Plan.

(2)    Summary of Significant Accounting Policies

(a)    Accounting Basis

The Plan's financial statements are prepared on the accrual basis of accounting.

(Continued)

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2004 and 2003

(b)     Investment Valuation and Income Recognition

Investments of the Plan are carried at fair value, which is quoted market value for all investment accounts. Participant loans are carried at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis; dividends are recorded on the ex-dividend date; interest is recorded when earned. The Putnam Stable Value Fund is carried at contract value, which approximates fair value.

(c)     Benefits

Benefit payments are recorded by the Plan when they have been approved for payment and paid by the Plan.

(d)     Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(e)     Risks and Uncertainties

The Plan provides for various investment options in a number of mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(3)     Investments Exceeding 5% of Net Assets

The following investments represent 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003, respectively:

(Continued)

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2004 and 2003

The following presents the net appreciation in fair value of investments for the Plan years ended December  31, 2004 and 2003:

(4)     Related Party Transactions

Certain Plan investments are in funds managed by Putnam Investments, an affiliated company to Putnam Fiduciary Trust Company, the Plan's trustee. In addition, the Plan invests in the subordinated voting shares of Quebecor World Inc., the parent of the Plan Sponsor, through the Quebecor World Inc. Stock Fund. These transactions qualify as party-in-interest transactions. Fees paid to investment managers are netted against investment returns in the statement of changes in net assets.

(5)     Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Company terminates the Plan, participants will receive a distribution in accordance with the terms and conditions of the Plan agreement.

(6)     Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 9, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)     Commitments

Of the total net assets available for benefits at December 31, 2004, $12,981,250 relates to accounts of participants who have terminated employment with the Company but who have not elected to receive distributions of their benefits. Such distributions can occur upon request of the terminated participant.

(8)      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 and 2003 to Form 5500:

(Continued)

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Notes to Financial Statements
Years ended December 31, 2004 and 2003

The following is a reconciliation of employer contributions per the financial statements for the years ended December 31, 2004 and 2003, to Form 5500:

The following is a reconciliation of employee contributions per the financial statements for the years ended December  31, 2004 and 2003, to Form 5500:

 (9)     Subsequent Events

As part of a cost reduction initiative, Quebecor World (USA) Inc., the Plan Sponsor, announced the temporary suspension of employer contributions to the Quebecor World (USA) Inc. 401(k) Plan non-union participant matching accounts effective February 1, 2004. The employer contributions for the non-union participant matching accounts were reinstated and amended effective on January 1st, 2005. The employer contribution calculation was modified to a 50% match (limited to $500 a year) of all non-union employee pre-tax contributions for all hourly employees with annual salaries under $70,000, and for all salaried employees with annual salaries under $50,000.

QUEBECOR WORLD (USA) INC. 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower,	Description of		Current
	lessor, or similar party	investment	Cost	value

	Harbor	Harbor Capital Appreciation, 1,150,642 shares	**	$32,988,904
	Morgan Stanley	MSIF inc. Small Company Growth, 2,152,548 shares	**	25,873,623
*	Putnam Investments	Putnam Retirement Ready Maturity, 68,551 shares	**	3,912,900
*	Putnam Investments	Putnam Retirement Ready Maturity 2010, 116,127 shares	**	7,070,993
*	Putnam Investments	Putnam Retirement Ready Maturity 2015, 123,418 shares	**	8,102,441
*	Putnam Investments	Putnam Retirement Ready Maturity 2020, 159,962 shares	**	10,957,420
*	Putnam Investments	Putnam Retirement Ready Maturity 2025, 137,806 shares	**	9,690,524
*	Putnam Investments	Putnam Retirement Ready Maturity 2030, 83,966 shares	**	6,011,935
*	Putnam Investments	Putnam Retirement Ready Maturity 2035, 40,551 shares	**	2,958,166
*	Putnam Investments	Putnam Retirement Ready Maturity 2040, 13,333 shares	**	988,372
*	Putnam Investments	Putnam Retirement Ready Maturity 2045, 8,322 shares	**	618,495
	Neuberger and Berman	Neuberger & Berman Genesis Trust, 1,593,032 shares	**	67,974,665
*	Putnam Investments	Putnam Stable Value Fund	**	178,724,495
*	Putnam Investments	Putnam S&P 500 Index, 2,170,153 shares	**	66,688,792
*	Quebecor World Inc.	Quebecor World Inc. Stock Fund, 271,118 shares	**	5,839,892
	Pacific Investment Management Co.	Pimco Total Return Fund, 2,804,201 shares	**	29,920,823
	Fidelity	Fidelity Diversified International, 1,074,093 shares	**	30,762,011
	Fidelity	Fidelity Equity Income, 1,802,309 shares	**	95,125,879
*	Putnam Investments	Cash	**	47,410
*	Participant loans	Loans, ranging 0-5 years maturity with interest rates of 5% to 10.5%	$0	31,844,338
	Total investments			$616,102,078
*	Party-in-interest as defined by ERISA.
**	In column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.

See accompanying report of independent registered public accounting firm.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-8870) filed on Form S-8 of Quebecor World Inc. of our report dated June 8, 2005, relating to the statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2004 annual report on Form 11-K of the Quebecor World (USA) Inc. 401(k) Plan.

Stamford, Connecticut
June 24, 2005

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD (USA) INC.
By:	/s/ David McCarthy
Name:	David McCarthy
Title:	President

Dated:	June 29, 2005